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                                                                    Exhibit 99.1


[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com


                                                              19 November, 2003

             To the Shareholders of Viatel Holding (Bermuda) Limited
                                (the "Company")


Dear Shareholder

I am enclosing a notice (and proxy form) convening our Annual General Meeting which will be held at the offices of Appleby Spurling & Kempe, 22 Victoria Street, Hamilton, HM 12, Bermuda on 29 December 2003, at 9.30 am.

CORPORATE DEVELOPMENTS

There have been a number of significant developments in the affairs of the Company since the Plan of Reorganization was consummated last year. A new Board of Directors has been formed and, earlier this year, a new management team appointed under Lucy Woods; Lucy comes with a major reputation developed in the European telecommunications industry. We have made two acquisitions of internet service providers: Cybernet in Switzerland and Netcom in the UK. Prior to the meeting, I will be sending you further information on these matters together with, or as part of, the Company's financial statements for the period ending 31 December 2002.

In addition, I will present at the Annual General Meeting a report on the activities of the Company. We will ensure that, in particular for the benefit of shareholders who are not able to attend, a copy of my report together with the results of the Annual General Meeting will be made available on the Company's website immediately afterwards. Although it has not been possible this year, we intend that, in future, the Annual General Meeting will be held on a more convenient date.

CHANGES TO THE BYE-LAWS

At the Annual General Meeting I will also, on behalf of the Board, be requesting that you consider a resolution to adopt certain revisions to the existing Bye-laws of the Company.

Many of the changes we are proposing are administrative in nature. However, certain of the proposals are of significant importance to the future of the Company. With this in mind, I set out below a brief summary of the specific amendments and the reasons for the proposed changes; please note that the current Bye-laws have been placed on the Company's web-site (at www.viatel.com/Bye-laws) so


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[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com


as to enable you to review the proposed changes in the context of the existing provisions.

Business Combinations:

The most material of the proposed changes is the deletion of Bye-laws 155-163 dealing with Business Combinations.

In common with other operators within the telecommunications industry, the Viatel group continues to face strong competitive and economic challenges. The Board considers that in the light of the current trading environment, the Company will need to obtain, in the foreseeable future, additional funding. A number of options are currently being considered, for which purpose the Board has established a Financing Committee comprising the Directors who are independent of any existing or potential investor.

This Committee has identified the Business Combination restrictions set out in Bye-laws 155 through 163 as potentially constituting a significant impediment to the success of the fund raising process.

The Business Combination provisions impose a number of restrictions with respect to the operation of the Company. In broad terms, they operate so as to impose additional voting procedures with respect to various key corporate decisions, from which each "Interested shareholder" - being in principle any shareholder holding 10% or more of the Company's voting stock - is effectively excluded.

These restrictions, therefore, potentially apply so as to preclude each "Interested Shareholder" from participating in a broad range of material corporate decisions. This is likely to act as an impediment to both the Company's ability to attract the targeted funding and to the corporate decision making process.

Quorum/Notice Requirements:

Various amendments are being proposed to existing quorum/notice requirements so as to facilitate the administration of the Company. The specific proposals are:

o The quorum for general meetings of the shareholders to be reduced from two or more shareholders holding more than 50.1% of the shares carrying the right to attend and vote at a general meeting, to two or more shareholders holding 20% or more of the shares carrying the right to attend and vote at a general meeting (Bye-law 54).


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[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com

o The quorum for meetings of shareholders holding a particular class of shares to be reduced from two or more persons holding a majority of the shares of the relevant class, to two or more persons holding 20% or more of the shares of the relevant class (Bye-law 5).

o The quorum for adjourned meetings of shareholders convened otherwise than on the requisition of shareholders to be reduced from two or more shareholders holding not less than 50.1% of the shares carrying the right to attend and vote at the meeting to two or more shareholders holding 10% or more of the shares carrying the right to attend and vote at the meeting. The notice period required in relation to an adjourned meeting is to be increased from 10 to 21 clear days (Bye-law 55).

o The notice period required to call a general meeting to be reduced from 30 to 21 days. (Bye-law 50).

o Provision to allow service of notice of Board Meetings by fax and e-mail (Bye-law 106).

Retirement of Directors by Rotation:

It is proposed that Bye-law 84 which, in the context of the retirement of directors by rotation, currently provides for the fixing of three classes of Director, each with a three year fixed term of office, be simplified to provide that:

o at the forthcoming meeting, being the second Annual General Meeting, all of the Directors shall retire from office;

o at every subsequent Annual General Meeting one half or the number nearest to, but not more than, one half shall retire from office, provided if only one Director is due to retire, he shall retire;

o the Directors to retire shall be those who have been longest in office since their last appointment or re-appointment, but if appointed or re-appointed on the same day, those to retire shall be determined by lot (unless agreed otherwise between themselves).

Voting Thresholds:

Changes are proposed to the voting thresholds applicable to certain corporate actions - such changes being designed to bring the voting


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[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com


requirements into line with standard provisions in this respect. The proposals are:

o The requirement that any resolution to approve the amalgamation of the Company with another Company needs the approval of a two thirds majority of the votes cast at a general meeting, be changed so as to require a simple majority of the votes cast (Bye-law 152).

o The requirement that any resolution to approve the continuation of the Company in a jurisdiction outside Bermuda needs the approval of a two thirds majority of the votes cast at a meeting, be similarly changed so as to require a simple majority of the votes cast (Bye-law 153).

Other Amendments:

The following further amendments to the Bye-laws are proposed:

o The Board's power to decline to register any transfer of any share which results in a shareholder owning more than 5% of the outstanding shares of the Company be removed (Bye-law 35).

o The Chairman be given the power to invite any person to attend and speak at any general meeting of the Company where he considers this will assist in the deliberations of the meeting (Bye-law 57).

o A shareholder be permitted to give notice of his intention to propose, at a general meeting, a person for appointment as a director by giving notice to the Company not less than ten, nor more than twenty-five days before the date appointed for the general meeting, rather than not less than five business days prior to the Board meeting convening the general meeting (Bye-law 86).

o A Director who has an interest in a transaction or arrangement with the Company be permitted to vote at any meeting at which such transaction or arrangement is considered by the Board, subject to his having disclosed such interest and subject to the consent of a majority of the other Directors present at the meeting (Bye-law 97(5)).


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[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com


CONCLUSION AND RECOMMENDATION

The purpose of the proposed changes is to facilitate fund raising initiatives, to assist in the administration of the Company and, generally, to modernise aspects of the Company's constitution. It is furthermore the view of all the independent Directors, who between them comprise the Financing Committee, that the removal of the Business Combination Restrictions is in fact essential in order to encourage investment in the Company.

Accordingly, the Board recommends shareholders to approve the resolution to amend the Bye-laws of the Company in the form attached to the enclosed notice. WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY FORM AS SOON AS POSSIBLE. Signing and returning the proxy form will not prevent you from attending and voting in person at the Annual General Meeting.

Very truly yours,



/s/ Leslie Goodman
---------------------------------------
Leslie Goodman
Chairman


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[VIATEL LOGO]

VIATEL HOLDING (BERMUDA) LIMITED
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

www.viatel.com

                                   IMPORTANT

If your shares are registered in the name of a broker or bank, only your broker or bank can submit the proxy form on your behalf and only after receiving your specific instructions. In such circumstances, please contact the person responsible for your account and direct him or her to submit the enclosed proxy form on your behalf. If you have any questions about how to vote your shares, please call our proxy solicitor:

D.F King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (800) 290-6427


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